Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 248.792.6885

October 2, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICATOWNE, INC.
REGISTRATION STATEMENT ON FORM S-1
FILED MAY 12, 2015
SUPPLEMENTAL RESPONSE PROVIDED ON SEPTEMBER 24, 2015
RESPONSE TO COMMENT LETTER DATED OCTOBER 1, 2015
FILE NO. 333-204101

Dear Mr. Spirgel:

          This letter is in response to your October 1, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.  Please revise your inside prospectus cover page to remove the reference to "Item 501 and Item 502 of Regulation S-K."

Response: The Company has made this revision in its redlined Form S-1/A (enclosed herein).

2.  We note your response to prior comment one, but are unable to determine where you have made referenced change. Please revise or advise.

Response: On the enclosed redlined Form S-1/A, the Company has stated as follows:

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated, and upon unanimous approval of the Board of Directors.

/s/Alton Perkins
AMERICATOWNE, INC.
By: Alton Perkins
Its: Chairman of the Board, President
Chief Executive Officer, Treasurer and
Chief Financial Officer
Date: October ___, 2015

3.  We note your response to prior comment two. Please also revise at "The Offering by Selling Shareholders," at page 16 to indicate that the offering price is fixed at $0.25/share for the duration of the offering. Please likewise revise at "Item 7. Selling Shareholders," at page 36.

Response: The Company has revised those provisions in the redlined Form S-1/A. Furthermore, management has decided to amend the per share price for the Selling Shareholders to $2.75/share. This revision is included in the fee calculation, as well, factoring in the recent revised fee schedule effective October 1, 2015. The Company is coordinating the revised fee payment with the Commission.

AmericaTowne is to be a world class, globally-respected and profitable company..., page 13

4.  We note your response to prior comments 11 and 12, but are unable to determine where you have made the referenced changes addressing Chinses government approvals, and applicable Chinese governmental regulations. Please revise or advise.

Response: The Company directs the Commission to the following inclusions on page 11 of the redlined Form S-1/A:

The Company states that the need for Chinese government approval of its principal products and services is based upon China's economy and the extent to which the government impacts our revenues and operations. While the Company has an agreement in place with the government in Meishan Ningbo China to operate the United States International Trade Center in Meishan Island China, there is no assurance that it will operate the center successfully. Additionally, the Company will need government approval in China to operate other aspects of the business plan. There is no assurance that it will be successful in obtaining approvals from government entities to operate other aspects of the business plan.

* * *

The results of the Company's operations and prospects are subject, to a large extent, to any economic, political or legal developments in China. The business may be impacted by various factors including but not limited to changes in foreign exchange regulations; changes in regulations and laws that affect foreign investments; requirements for the Company to operate subsidiaries or related companies within China; changes in rules and regulations at the national and local level that impact construction; lifestyle businesses, foreign trade; education programs; private investments; export laws, lax laws; internet operations; and requirements to purchase and occupy land. Furthermore, China's economy differs from the economies of most developed countries in many aspects, including: political structure; degree of government involvement; degree of development; level and control of capital reinvestment; control of foreign exchange; and the allocation of resources. China's economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, China's government has implemented economic reform measures emphasizing the utilization of market forces in the development of the China's economy. Although the Company believes these reforms will have a positive effect on China's overall and long-term growth, it is unpredictable whether changes in the China economic, political and social conditions, laws, regulations and policies will have any adverse effect on the current or future business, financial condition or results of operations.

Projected Funding per Location, page 22

5.  We note that there has been a lapse in Export-Import Bank's authority to lend as of July 1, 2015. In light of this development, please tell us and revise your table and disclosure to address how you will obtain the funding projected through Export-Import Bank Loans.

Response: The Company directs the Commission to the following inclusions on page 21 of the redlined Form S-1/A, more specifically footnote (a) to the Projected Funding Per Location chart:

(a) Due to a lapse in Ex-Im Bank's authority, as of July 1, 2015, the Bank is not able to process applications or engage in new business until further notice. If Ex-Im funding is not available, the Company intends on pursuing other sources of funding with, amongst others, Hong Kong Export Credit Insurance Corporation (ECIC) and/or Liberty Financial Corporation ("Liberty"). ECIC and Liberty work with companies in mainland China providing financing and funding required primarily for export transactions. In the past, Mr. Perkins has worked with both entities in securing funding. Although there is a possibility that this financing source may be available, the Company does not have a commitment from either entity nor has it approached the entities. Funding for these entities may not be available and may never be available. Additionally, the funding criteria and requirements and the rates of interests may be significantly different from the rates previously offered by Ex-Im.

Selling Shareholders, page 31

6.  We note your response to prior comment 25, but are unable to determine where you have made the referenced changes to your selling shareholder table. Please advise or revise. When you revise, please also include footnote disclosure identifying the person or persons having dispositive and/or voting authority over shares held by non-natural entities, such as Yilaime and Diversified Compliance Services LLC.

Response: The Company directs the Commission to page 38 of the redlined Form S-1/A.

Management's Discussion and Analysis of Financial Condition and Operations, page 46

Results of Operations for the Period from April 22 (inception) to December 31, 2014, page 46

7.  We note your response to comment 27 and the omission of the financial results and discussion for the period from April 22, 2014 (inception) through December 31, 2014. Please revise to include the financial results and discussion for that period pursuant to Item 303(a)(3) of Regulation S-K along with the current interim period presentation included in your correspondence.

Response: The Company directs the Commission to pages 42 through 45 of the redlined Form S-1/A.

Explanatory Note, page F-13

8.  Please delete the explanatory note.

Response: The Company has deleted the explanatory note.

Exhibit 5.1, Opinion of Paesano Akkashian

9.  We note your response to prior comment 43. Please revise to include the correct file number for the referenced registration statement on Form S-1.

Response: See revised opinion and consent letter from Paesano Akkashian Apkarian, P.C.

10.  We note your response to prior comment 44, but are unable to determine where you have opined upon the primary shares being offered under the registration statement. Please revise.

Response: See revised opinion and consent letter from Paesano Akkashian Apkarian, P.C.

11.  We note your response to prior comment 45. Please revise to include counsel's consent under Section 7 of the Securities Act to its opinion being filed as an exhibit to the registration statement. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, October 14, 2011, Section IV, paragraph 2.

Response: See revised opinion and consent letter from Paesano Akkashian Apkarian, P.C.

12.  Please refer to page 1, paragraph 4. We are uncertain why counsel is assuming "the accuracy of any and all financial data and information provided as part of the filing of the Registration Statement." Further, we are uncertain why counsel is assuming "the existence and accuracy of the identification of the selling shareholders set forth in the registration statement." Both instances appear to constitute readily ascertainable facts. Please advise why your believe these assumptions are appropriate, or revise your legal opinion. Refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, October 14, 2011, Section 2, 3.a Assumptions.

Response: See revised opinion and consent letter from Paesano Akkashian Apkarian, P.C.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a)  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President